SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


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                                   FORM 6-K
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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For January 24, 2006



                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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       (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                    Form 20-F      X               Form 40-F
                               ---------                     ----------


       (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                  under the Securities Exchange Act of 1934.)


                    Yes                            No             X
                               ---------                     ----------


        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)


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Company Press Release
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        CNOOC Limited's Production Continues to Grow Rapidly In 2006


(Hong Kong, January 23, 2006) - CNOOC Limited (the "Company", NYSE: CEO, SEHK:
883) today announced its business strategy and development plan for year 2006.

CNOOC Limited's total targeted net production volume in 2006 is approximately 168 - 170 million barrels of oil equivalent ("BOE"), approximately a 9% year-on-year ("YOY") increase over the estimated 153 - 157 million BOE in 2005. Net production offshore China is estimated to be 148 - 149 million BOE in 2006. The Company's oversea output is expected to be enhanced by the North West Shelf Project in Australia, which is scheduled to supply gas to Guangdong LNG terminal in the first half of this year. With this project, the Company's net entitlement overseas is expected to reach approximately 20 - 21 million BOE (with reference of WTI US$55.3/barrel).

During the year, ten projects offshore China are expected to come on stream, two of which are ready for production. Overall, for 2006 and 2007, it is expected that 16 projects will be completed.

On the exploration front, the Company plans to conduct more drilling, seismic acquisition activities offshore China, particularly in Bohai Bay and the South China Sea, in order to explore oil and gas potentials. Oversea exploration activities will be further strengthened. The exploration budget is estimated to increase 72% to reach the level of US$455 million and the reserve replacement ratio is targeted to be more than 100% in 2006.

At the same time, the Company expects to spend US$2.59 billion in development, a 30% YOY increase. In total, the Company's 2006 capital expenditure is expected to be approximately US$3.06 billion, 35% up from last year.

With the commencement of new gas projects and the Guangdong LNG terminal, it is believed that the Company will further strengthen its leading position in gas business in coastal China.

Mr. Yang Hua, chief financial officer and executive vice president of the Company commented, "CNOOC Limited has been growing its production and reserve in the past few years. The Company has also been successful in maintaining its all-in production costs competitive


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among global peers. We will continue to execute our cost control to maintain our established advantage in 2006."

"Year 2006 will see CNOOC Limited becoming more active in exploring offshore China and overseas. We are confident that tight and well-scheduled operations with sufficient CAPEX will lead to more solid growth in reserves and production, securing stronger long-term growth base for the Company." Commented Mr. Fu Chengyu, chairman and chief executive officer of the Company.

End

Notes to Editors:

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company on the Company and its development and future plans. These forward-looking statements reflect the directors' current views with respect to future events and are not a guarantee of future performance, and therefore shareholders and potential investors should not place undue reliance on them. The directors of the Company undertake no obligation to update or revise publicly any of these forward-looking statements, whether in light of new information, future events or otherwise. Forward-looking statements involve inherent risks and uncertainties. Shareholders and potential investors are cautioned that a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the Chinese economic, political and social conditions and government policies and in the oil and gas industry.

CNOOC LIMITED - BACKGROUND

CNOOC Limited (the "Company", together with its subsidiaries, the "Group") - Incorporated in Hong Kong in August 1999, CNOOC Limited was listed on the New York Stock Exchange ("NYSE") (code: CEO) and The Stock Exchange of Hong Kong Limited ("HKSE") (code: 0883) on February 27 and 28, 2001, respectively. The Company was admitted as a constituent stock of the Hang Seng Index in July 2001.

The Group is China's largest producer of offshore crude oil and natural gas and one of the largest independent oil and gas exploration and production companies in the world. The Company mainly engages in offshore oil and natural gas exploration, development, production


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and sales.

The Company has four major oil production areas offshore China which are Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. It is the largest offshore oil producer in Indonesia. The Group also has certain upstream assets in regions such as Australia.

As at December 31, 2004, the Company owned net proved reserves of approximately 2.2 billion barrels-of-oil equivalent and its annual daily average net production was 382,513 barrels-of-oil equivalent per day.

As at December 31, 2004, the Group had 2,524 employees.

CNOOC LIMITED - Relationship with its parent company, CNOOC

CNOOC Limited, incorporated in Hong Kong, is a 70.64% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research and services functions for the People's Republic of China's offshore petroleum industry as well as other mid- or down-stream petroleum projects.

                                  *** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
General Manager of Investor Relations
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: Sharon.Fung@knprhk.com


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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    CNOOC Limited


                                    By: /s/ Cao Yunshi
                                        -----------------------------
                                        Name:  Cao Yunshi
                                        Title: Company Secretary


Dated: January 24, 2006